FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc. 1 Infinite Loop Cupertino, CA 95014	February 8, 2011

BY EDGAR AND HAND DELIVERY

To:	Mark Shuman

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Apple Inc.

Form 10-K for the Fiscal Year Ended September 25, 2010, filed on October 27, 2010

File No. 000-10030

Dear Mr. Shuman,

Apple Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 28, 2011, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-005.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments in your letter dated January 28, 2011, regarding the above-referenced filing and have provided the attached responses. We have repeated the text of your comments and followed each with our response.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission February 8, 2011 Page 2	Confidential Treatment Requested by Apple Inc.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the fiscal year ended September 25, 2010
Item 1. Business
Supply of Components, page 7
1.

You disclose that although most components essential to your business are generally available from multiple sources, you obtain certain key components from single or limited sources which subjects you to significant supply and pricing risks. Please provide additional disclosure regarding the identities of the single or limited source suppliers, the nature of the dependency on such suppliers and your analysis under Item 601(b)(10) of Regulation S-K of whether arrangements with such single or limited source suppliers need to be filed as exhibits to your annual report on Form 10-K.

Identity of Suppliers. Although neither Form 10-K, Regulation S-K nor any of the respective Items thereunder requires disclosure of the identities of the Company’s single or limited source suppliers, the Company routinely evaluates whether such information would be material to an investment decision in the Company or should otherwise be provided.

The Company again conducted this evaluation in connection with the Annual Report on Form 10-K for the fiscal year ended September 25, 2010 (the “2010 Form 10-K”). At this time, the Company believes that such information is not material, for the reasons discussed below. To the extent that the Company’s determination changes in the future, or the identity of a supplier becomes necessary in order to make the required disclosure, in the light of the circumstances under which it is made, not misleading, the Company undertakes that it will identify such supplier, in accordance with Rule 12b-20 under the Securities Exchange Act of 1934.

[***]

Analysis under Item 601(b)(10) of Regulation S-K. The Company did not file its contracts with its single and limited source suppliers as exhibits to its 2010 Form 10-K because the Company concluded that those contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K. The Company determined that such contracts are of the sort that ordinarily accompany the kind of business conducted by the Company and are made in the ordinary course of the Company’s business. Accordingly, pursuant to Item 601(b)(10)(ii)(B), the Company is not required to file its contracts with suppliers unless the Company’s business is “substantially dependent” on such contracts. The Company has concluded that its business is not substantially dependent on such contracts and, consequently, such contracts are not required to be filed as exhibits pursuant to Item 601(b)(10).

[***]

The Company will continue to evaluate its arrangements with its suppliers and, in the event that the Company becomes substantially dependent on any particular contract with a supplier, the Company will file any agreement defining such relationship as an exhibit to its filings with the Commission.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission February 8, 2011 Page 3	Confidential Treatment Requested by Apple Inc.

Form 10-K for the fiscal year ended September 25, 2010
Item 3. Legal Proceedings

In re Apple & ATTM Antitrust Litigation, page 22

The Apple iPod iTunes Antitrust Litigation (formerly Charoensak v. Apple Computer, Inc. and Tucker v. Apple Computer, Inc.); Somers v. Apple Inc., page 23

Vogel et al. v. Jobs et al., page 23

2.	In each legal proceeding, please disclose the identity of the plaintiff and relief sought. Please see Item 103 of Regulation S-K.

The Company undertakes to provide the disclosure requested in Comment 2 in future filings with the Commission.

Form 10-K for the fiscal year ended September 25, 2010
Item 3. Legal Proceedings
Mediostream, Inc. v. Acer America Corp. et al., page 22 Mirror Worlds, LLC. V. Apple Inc., page 22

3.

In each legal proceeding, please describe the nature of each of the three patents involved in these two legal proceedings and the how the technology covered by such patents relates to your business. Please also summarize the infringement claims in each of those legal proceedings.

The Company advises the Staff that after the filing of the 2010 Form 10-K, the Company determined as part of its routine reevaluation of its legal proceedings disclosure that the above-referenced cases, among others, are not “material pending legal proceedings” for the purpose of Item 103 of Regulation S-K. Reasons for this determination included the fact that these proceedings arise in the ordinary course of the Company’s business and are typical of other intellectual property litigation in which the Company engages in the United States and internationally. Accordingly, such cases were omitted from the Company’s disclosure of legal proceedings in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 25, 2010, filed on January 19, 2011 (the “Q1 2011 Form 10-Q”).

To the extent that the Company includes disclosure of similar legal proceedings in future filings with the Commission, the Company undertakes to provide the disclosure requested in Comment 3.

*        *        *

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission February 8, 2011 Page 4	Confidential Treatment Requested by Apple Inc.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Bruce Sewell, Senior Vice President, General Counsel and Secretary, at (408) 974-0025.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

cc:	Bruce Sewell, Senior Vice President and General Counsel, Apple Inc.

Betsy Rafael, Vice President and Corporate Controller, Apple Inc.

Robert Plesnarski, O’Melveny & Myers, LLP

Martin Dunn, O’Melveny & Myers, LLP

Confidential Treatment Requested by Apple Inc.

AI-004

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83